

Doris Lu-Anderson Ph.D., E-RYT · 3rd

Sport and Wellness

San Diego County, California, United States · Contact info

500+ connections

360 Wellness Lab

San Diego State University-California State University

Experience

Executive Wellness Coach
360 Wellness Lab
Jan 2012 – Present · 9 yrs 11 mos

Adjunct Professor-Sport Management
Southern New Hampshire University
Oct 2010 – Present · 11 yrs 2 mos

Adjunct Professor of Graduate Program in Sport Management
California State University, Long Beach
Aug 2009 – Aug 2014 · 5 yrs 1 mo

Assistant Professor of Sport Management
Barry University
Aug 2006 – Jul 2009 · 3 yrs

Assistant Professor of Sport Management
National Taiwan College of Physical Education
2002 – 2006 · 4 yrs

Education

San Diego State University-California State University
EMBA
2009 – 2011

Florida State University
Ph.D., Sport Management
1999 – 2002

Certified AAHPERD Physical Best instructor.
Certified Red Cross Water Aerobics instructor.
Certified AAFA fitness instructor.

Louisiana Tech University
M.S., Health and Physical Education
1998 – 1999

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